

May 17, 2013

Via E-mail
Elisa D. Garcia
Vice President and General Counsel
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

> **Re: Office Depot, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 10, 2013**
> **File No. 001-10948**

Dear Ms. Garcia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

2. Please fill in the blanks in the proxy statement.

Cover Letter

3. Please revise your disclosure to explain your statement that the Company has a "thoughtfully developed and refined business plan."

Consent Revocation Statement, page 2

4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for your statements that (a) "the election of the Starboard Nominees would bring unnecessary and harmful disruption to the business and operation of the Company…", (b) "…when the Board's efforts are best spent focused on …undertaking such other strategic alternatives as will maximize value for all the Company's shareholders." Additionally, explain what "other strategic alternatives you are referring to, unless you are referring to the potential transaction involving Office Depot de Mexico.

5. We note your statement that the "Board does not believe that issues such as Board representation and composition should be addressed through written consents solicited by a group of dissident opportunistic shareholders." Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide us supplementally the factual foundation for, or revise, such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. Please refer to Exchange Act Rule 14a-9. Apply this comment also to your disclosure on page 6 that "Starboard is manipulating the timing of its discussions with the Company to subvert the annual meeting process."

Reasons to Reject the Starboard Consent Proposals, page 5

6. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

- Your statement that you "believe that [the Starboard Group Nominees] would cause significant disruption in the implementation of the Company's strategic plan and to the proposed OfficeMax Merger to the potential detriment of the Company's other shareholders." (page 5)

- Your statement that there "will" be a successful integration of Office Depot and OfficeMax. (page 5)

- Your belief that "Starboard may disrupt the business relationships that are necessary for the consummation of the Merger and a successful integration of the business." (page 5)

- Your statement that the sale of your interest in Office Depot de Mexico "will increase the value of the Company." (page 5)

- Your belief that "Starboard may disrupt the successful completion of this transaction" in reference to the Office Depot de Mexico transaction. (page 5)

- Your statement that you are "…confident that [your] existing strategic plan will deliver long-term value…" to your shareholders. (page 5)

- Your statement that your Board "is poised to capitalize on the Company's strategic initiatives to maximize shareholder value." (page 5)

- Your statement that the "Starboard Consent Solicitation is an attempt to remove experienced directors with a proven track record in delivering on a strategic plan …" (page 6)

- Your statements that you believe that Starboard is attempting to "subvert the annual meeting process." (page 6)

- Your statement that the Starboard nominees could "possibly disrupt the relationships developed with [OfficeMax]." (page 6). In this respect, we note that Starboard has stated in its consent solicitation that it is in favor of the proposed merger.

- Your statement that the proposed merger with OfficeMax is expected to result in annual cost synergies in the range of $400-$600 by the third year following the close of the merger. (page 6)

7. Please revise your disclosure to explain how the replacement of four current directors with the Starboard Nominees will disrupt, among other things, "other cost reduction and gross margin improvement plans" as you state on page 7.

8. Similarly, revise your disclosure to explain the concerns identified in the first bullet point on page 8.

9. Given that Starboard's proposals 1-4 are not subject to or conditioned upon the effectiveness of any other proposal, please revise your disclosure to explain the reasons you opposed each Starboard proposal. When addressing proposal 1, please disclose whether you have adopted any bylaws that would be subject to repeal under the proposal.

Solicitation of Consent Revocations, page 15

10. Please describe the methods that you or Innisfree M&A Incorporated will use to solicit consent revocations. Please refer to Item 4(b)(1) of Schedule 14A. Please also be advised that all written soliciting materials, including any e-mails or scripts to be used in

soliciting consents over the telephone or any other medium must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rule 14a-6(b) and (c).

11. Please revise the first sentence under "Participants in the Solicitation" and in Annex A to remove doubt from the status of certain persons as participants in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.

Current Directors of the Company, page 17

12. With respect to Messrs. Austrian and Colligan and Mesdames Evans, Gaines and Mason, please revise the disclosure to describe more specifically each person's principal occupations and employment during the past five years. Please refer to Item 401(e)(1) of Regulation S-K. To the extent any of these persons is retired or was otherwise not employed during the past five years, please state so explicitly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, Daniel Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619 or me, at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Amy Bowerman Freed